ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated October 11, 2010
UBS AG Media Relations Tel: +1-212-882-5857 www.ubs.com October 11, 2010
Media release

UBS Declares Quarterly Coupon on Three E-TRACS MLP ETNs

New York, October 11, 2010 – UBS Investment Bank announced today the quarterly coupon amounts for its three Exchange Traded Notes (ETNs) linked to Alerian MLP Indexes: the E-TRACS Alerian MLP Infrastructure ETN (NYSE Arca: MLPI), the E-TRACS UBS AG 2xMonthly Leveraged Long Alerian MLP Infrastructure ETN (NYSE Arca: MLPL), and the E-TRACS Alerian Natural Gas MLP Index ETN (NYSE Arca: MLPG).

The table below summarizes the coupon amounts for the three notes.

NYSE Arca Ticker	Name	Coupon Valuation Date	Ex-Date	Record Date	Payment	Coupon Amount per Note	Current Yield (annualized)*

MLPI	E-TRACS Alerian MLP Infrastructure ETN	9/30/2010	10/8/2010	10/13/2010	10/21/2010	$0.3845	5.50%

MLPL	E-TRACS UBS AG 2xMonthly Leveraged Long Alerian MLP Infrastructure ETN	9/30/2010	10/8/2010	10/13/2010	10/21/2010	$0.8365	11.25%

MLPG	UBS E-TRACS Alerian Natural Gas MLP Index ETN	9/30/2010	10/8/2010	10/13/2010	10/21/2010	$0.3568	5.44%

* “Current Yield” equals the current Coupon Amount annualized and divided by the closing price of the Notes on September 30, 2010, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the Notes.

UBS E-TRACs are senior unsecured notes issued by UBS AG, are traded like any other security on NYSE Arca, and can be bought and sold through a broker or financial advisor. For more information about UBS E-TRACs, please visit www.ubs.com/e-tracs.

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The contents of any website referred to in this free writing prospectus are not part of, or incorporated by reference in, this free writing prospectus. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

Alerian MLP Infrastructure Index, Alerian Natural Gas MLP Index, Alerian MLP Infrastructure Total Return Index, Alerian Natural Gas MLP Total Return Index, AMZI, AMZIX and ANGI are trademarks of Alerian and their use is granted under a license from Alerian.

About UBS

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions and manage CHF 2.2 trillion in invested assets.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 64,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

Inquiries:            UBS E-TRACS team at +1 (203) 719-7200

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